

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 17, 2017

Ray Lancy
Chief Financial Officer
Bridgford Foods Corporation
1308 North Patt Street
Anaheim, CA 92801

> **Re: Bridgford Foods Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 13, 2017**
> **File No. 000-02396**

Dear Mr. Lancy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Marc Alcser, Esq.
Stradling, Yocca, Carlson & Rauth